UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Coursalytics, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    July 21, 2015

Physical address of issuer
439 Carson Ter. , Huntingdon Valley, PA 19006

Website of issuer
https://coursalytics.com/

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$331,164.38	$193,453.00
Cash & Cash Equivalents	$148,391.53	$120,848.00
Accounts Receivable	$182,772.85	$52,605.00
Short-term Debt	$126,235.35	$179,209.00
Long-term Debt	$652,688.25	$271,827.00
Revenues/Sales	$517,537.43	$612,122.00
Cost of Goods Sold	$414,299.87	$566,127.00
Taxes Paid	$4,569.16	$0.00
Net Income	-$190,216.37	-$129,307.00

April 28, 2020

FORM C-AR

Coursalytics, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Coursalytics, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://coursalytics.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2020

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Coursalytics, Inc. (the "Company") is a Delaware Corporation, formed on July 21, 2015.

The Company is located at 439 Carson Ter. , Huntingdon Valley, PA 19006.

The Company's website is https://coursalytics.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Coursalytics is a data platform and online marketplace for executive education that makes it easier for corporate learning officers and executives to find, compare, and book thousands of open enrollment programs globally.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

6

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking develop their own or their employees' business skills. Such investments are generally limited in case of a downturn and cost-cutting. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters, pandemics, and political unrest.

Military actions, global terrorism, natural disasters and political unrest are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. Pandemics, like COVID-19, may disrupt travel and ability of our suppliers to provide education services for a prolonged period. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Many individuals today prefer to obtain education online through competitors such as Coursera or 2U providers.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

The company currently has developers abroad for its core tech products.
Its international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance.

Marketplace model relies on suppliers' willingness and ability to partner with the Company
The company may not be able to establish enough partnerships or extend its existing relationships with providers of executive education which would limit its ability to generate revenue. Providers' ability to partner with Coursalytics may be affected by their internal rules or procedures, compliance requirements, marketing and financial strategy, exclusive agreements with third parties, ability to deliver in-person programs, and other factors

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Coursalytics is a data platform and online marketplace for executive education that makes it easier for corporate learning officers and executives to find, compare, and book thousands of open enrollment programs globally.

Business Plan

Product Our main product is a course booking platform with thousands of short, executive-level courses from top providers worldwide (in-person and online). The platform includes search, comparison, and booking features which allow users to find course based on multiple criteria (dates, distance from locations, topics, and prices etc.). Users can get details on the courses, including faculty bios, brochures, videos, and similar courses, as well as book these courses on the platform. In the future, as mentioned, we also intend to make user reviews available on the platform. The platform includes a robust content management system ("CMS") on the backend, which allows for maintaining up-to-date information on courses and faculty, as well as collecting past participant data and reviews. Our CMS allowed us to collect over 10,000 reviews from past participants that we have not published yet, but plan to once we complete the raise. Unlike marketing-crafted copy of course descriptions, those reviews will provide course takers an additional level of information to help them decide on which course to take. Examples* range from complete satisfaction to the deepest levels of disappointment: 1. "It gave me a very good refresher on strategy and a lot of soft skills. The coaching was great and gave me a path to getting promoted to CFO" 2. "As an experienced senior executive I understood 'how and what' of the business, the course helped me understand the 'why'" 3. "It was the worst course I have ever taken...nothing about new organization models...a waste of time"

*The reviews above have been lightly adapted for improved readability. These reviewers were not compensated in exchange for their testimonials and their testimonials should not be construed as and/or considered investment advice.

Business Model

Coursalytics is an open course marketplace with some ancillary revenue streams and opportunities. We charge commission on courses and faculty booked. We collect payments from participants or organizations, retain a commission (10-20%), and remit the remaining portion to providers. We also experiment with charging customers additional fees on top of the commission from education providers for additional value-added services. That increases our margins and allows us to turn a profit on courses even when we do not have an established relationship with a provider. We leverage our data to provide custom analytics to providers. Our mid-term goal is to accumulate enough demand-side data and marketing analytics capabilities to commission and market courses from providers (rather than sell existing inventory) -- this could ideally triple our margins in the future (from 10-15% to 30-45%).

Competitive Advantages ● In-house tool to maintain a comprehensive/accurate database that includes natural language processing and indexing algorithms to tag courses and faculty ● Unique database with hard-to-replicate historic data on programs/faculty ● A large repository of unbiased past participant reviews with demographic data ● Relationships/experience with key stakeholders: business schools, corporate learning executives, etc.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Executive education marketplace	A data platform and marketplace for executive-level short open enrollment courses	Individuals interested in online executive-level education courses

We are working on leveraging our data to help executive education providers create new programs in an ever-changing world. We are also working on product that would provide our corporate customers a curated and up-to-date selection of courses tailored to the needs of their employees.

We reach our customers through a combination of SEO, SMM, and content marketing. Our customers can search courses independently and they can ask Coursalytics for recommendations and enrollment support. We are also active in direct B2B sales when dealing with corporate accounts and providers.

Competition

The Company's primary competitors are Economist Executive Education Navigator, FindCourses, Keystone Academic, eMagister.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The education market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Supply Chain and Customer Base

We are dependent on our continued relationships with suppliers of executive education. Some of these relationships may expire or be suspended for objective and subjective reasons. COVID-19 has impacted and put on hold many business schools in-person operations which has been a key source of revenue for us.

Our customers are corporations, individuals, and education providers interested in executive education, namely: ● Execs/entrepreneurs looking for a training program to boost their skills / advance their careers. They often look for courses related to specific business skills, new trends and/or technologies, or certificates. ● Execs/Entrepreneurs looking to expand horizons / get some transformative experience. They often choose short leadership programs or comprehensive management programs. ● HR persons assisting others (sometimes within the L&D function). Some estimates put the U.S. corporate training market size at $70 billion, of which 35% of that is spent on management and leadership training.

Governmental/Regulatory Approval and Compliance

The company is subject to many U.S. federal and state laws and regulations, including those related to privacy, rights of publicity, and law enforcement. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The technology and use of the technology in our product may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 439 Carson Ter. , Huntingdon Valley, PA 19006

The Company has the following additional addresses: 1751 Pinnacle Dr. Ste 600, McLean VA 22102

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ilya Breyman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO (July 21, 2015- present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO (Jul 21, 2015 - present): general management, finance, operations

Education

BSFS, MAREES, Georgetown University
MS.Ed., University of Pennsylvania

Name

Aleksei Dolinskii

11

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder, Head of University Relations (July 21, 2015- present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder, Head of University Relations (July 21, 2015- present): sales, marketing, analytics

Education
Ph.D. MGIMO
M.A.L.D. Fletcher School of Law and Diplomacy

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ilya Breyman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Founder, CEO (July 21, 2015- present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder, CEO (Jul 21, 2015 - present): general management, finance, operations

Education

BSFS, MAREES, Georgetown University
MS.Ed., University of Pennsylvania

Name

Aleksei Dolinskii

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-founder, Head of University Relations (July 21, 2015- present)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-founder, Head of University Relations (July 21, 2015- present): sales, marketing, analytics

Education
Ph.D. MGIMO
M.A.L.D. Fletcher School of Law and Diplomacy

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Pennsylvania, USA and Virginia, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,000,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	n/a

Type of security	Convertible Notes
Amount outstanding	72,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Convertible Notes
Amount outstanding	66,700
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Convertible Notes
Amount outstanding	100,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Convertible Notes
Amount outstanding	395,894
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	George Abdushelis hvili
Amount outstanding	$24,000.00
Interest rate and payment schedule	5% pa
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	July 31, 2018
Other material terms	n/a

Type of debt	Convertible Notes
Name of creditor	LAUNCH Incubator
Amount outstanding	$100,000.00
Interest rate and payment schedule	8% pa
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	December 11, 2019
Other material terms	n/a

Type of debt	Convertible Notes
Name of creditor	Santerna
Amount outstanding	$66,700.00
Interest rate and payment schedule	5% pa
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	July 30, 2020
Other material terms	n/a

Type of debt	Convertible Notes
Name of creditor	Stanislav Shekshnia
Amount outstanding	$48,000.00
Interest rate and payment schedule	5% pa
Amortization schedule	n/a
Describe any collateral or security	n/a
Maturity date	July 31, 2018
Other material terms	n/a

Type of debt	Convertible Notes
Name of creditor	Seedinvest Note Holders
Amount outstanding	$395,894.00
Interest rate and payment schedule	5% pa
Amortization schedule	
Describe any collateral or security	
Maturity date	June 28, 2021
Other material terms	

The total amount of outstanding debt of the company is 628,151

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes		$66,700.00	Convertible note repayment / Product Development	July 30, 2018	Section 4(a)(2)
Convertible		$100,000.00	Product	June 11, 2018	Section

Notes			Development / G&A / Marketing		4(a)(2)

Ownership

A majority of the Company is owned by two people, Ilya Breyman and Aleksei Dolinskii.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ilya Breyman	35.0%
Aleksei Dolinskii	35.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

The Company completed its seed round of financing in July 2019. Following the Offering, we should have enough liquidity to execute our business plan until September 2020. Our significant challenges are ensuring we have large enough course inventory to collect commissions that would allow us to continue marketing activities and grow and finding effective and repeatable ways to market our services at a sustainable customer acquisition cost. The COVID-19 pandemic will likely decrease the number of in-person courses we can sell for a long period.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following: increasing organic website traffic and improving conversion funnels, lowering customer acquisition cost for B2C segment, securing new corporate accounts with 50K+ annual spend, increasing our take rate on commissionable course.

Liquidity and Capital Resources

On 4/26/2019 the Company conducted an offering pursuant to Regulation CF and raised $ 35,375.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

COVID-19 pandemic has significantly impacted our ability to generate revenue due to postponement or cancellation of multiple in-person courses, as well as spending cuts by corporations and individuals.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ilya Breyman
_____
(Signature)

Ilya Breyman
_____
(Name)

Founder, CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Ilya Breyman
_____
(Signature)

Ilya Breyman
_____
(Name)

Founder, CEO
_____
(Title)

_____
(Date)

/s/Aleksei Dolinskii
_____
(Signature)

Aleksei Dolinskii
_____
(Name)

Founder, Head of University Relations
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Income Statement


Coursalytics
For the 12 months ended 31 December 2019


	Dec-19	Dec-18
Revenue		
Sales	517,210	612,122
Uncategorized Income	327	-
Total Revenue	**517,537**	**612,122**
Less Cost of Sales		
Cost of Goods Sold	414,300	566,085
Total Cost of Sales	**414,300**	**566,085**
Gross Profit	**103,238**	**46,038**
Operating Income / (Loss)	**103,238**	**46,038**
Other Income and Expense		
Advertising	(12,313)	(7,554)
Bank Revaluations	(1,353)	(694)
Bank Service Charges	(4,715)	(1,160)
Business License & Fees	(784)	(608)
Data Mining	(21,099)	(18,064)
Dues & Subscriptions	(28,868)	(18,467)
Hosting	(1,635)	(3,525)
Independent Contractors	(115,179)	(95,463)
Insurance	(1,787)	(1,826)
Interest	(23,185)	(13,990)
Mail	-	(373)
Meals & Entertainment	(477)	(293)
Miscellaneous	(27)	(59)
Other Expense	(350)	(5)
Other Income	3,602	3,947
Payroll Tax Expense	(4,569)	-
Professional Fees	(19,804)	(2,775)
Realized Currency Gains	2,054	(19)
Reimbursable Expense	(964)	-
Rent	(900)	(1,073)
Telecom/Internet	(231)	(1,281)
Travel	(6,816)	(15,621)
Unrealized Currency Gains	(362)	469
Wages & Salaries	(53,692)	-
Total Other Income and Expense	**(293,454)**	**(178,434)**
Net Income / (Loss) before Tax	**(190,216)**	**(132,396)**
Net Income	**(190,216)**	**(132,396)**

Income Statement

	Dec-19	Dec-18
Total Comprehensive Income	**(190,216)**	**(132,396)**

Balance Sheet

Coursalytics
As at 31 December 2019

	31 Dec 2019	31 Dec 2018
Assets		
Cash and Cash Equivalents		
Euro Balance	714 [1]	69,071 [2]
Spark Business Basic Checking	147,676	54,747
TransferWise USD	1	7
Total Cash and Cash Equivalents	**148,392**	**123,825**
Current Assets		
Accounts Receivable	182,773 [1]	52,605 [2]
Vendor Deposits	-	20,000
Total Current Assets	**182,773**	**72,605**
Total Assets	**331,164**	**196,430**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable	122,750	178,042 [2]
Brex	81,600	-
Brex Card	(78,602)	2,204
Capital One 2 per cent	350	160
Capital One Spark Small	131	1,738
Historical Adjustment	44,824	44,824
Rounding	3	-
Total Current Liabilities	**171,057**	**226,968**
Non-Current Liabilities		
Convertible Note	628,151	247,290
Loans from Shareholders	24,537	24,537
Total Non-Current Liabilities	**652,688**	**271,827**
Total Liabilities	**823,745**	**498,795**
Equity		
Current Year Earnings	(190,216)	(132,396)
Retained Earnings	(302,364)	(169,968)
Total Equity	**(492,581)**	**(302,364)**
Total Liabilities and Equity	**331,164**	**196,430**

Notes

1

Figures converted into United States Dollar using the following rates:
0.754511 GBP British Pound per USD. Rate provided by XE.com on 31 Dec 2019.
0.893771 EUR Euro per USD. Rate provided by XE.com on 31 Dec 2019.

2

Figures converted into United States Dollar using the following rate:
0.869975 EUR Euro per USD. Rate provided by XE.com on 31 Dec 2018.